EXHIBIT 1

RECENT DEVELOPMENTS

The information contained in this section supplements the information about Argentina corresponding to the headings below that are contained in Exhibit 99.D to Argentina’s annual report on Form 18-K, for the year ended December 31, 2016 (the “2016 Annual Report”) as amended. References in this Exhibit 1 to Amendment No. 2 to the 2016 Annual Report (the “Amendment”) to headings and defined terms not contained herein shall be to the corresponding headings and definitions included in Exhibit 99.D to the 2016 Annual Report.

THE REPUBLIC OF ARGENTINA

Recent Political History

On October 22, 2017, mid-term legislative elections were held at the federal and provincial government levels. Macri’s Cambiemos alliance obtained the most votes in the City of Buenos Aires, and the provinces of Buenos Aires, Chaco, Córdoba, Corrientes, Entre Rios, Jujuy, La Rioja, Mendoza, Neuquén, Salta, Santa Cruz and Santa Fe. As a result, as of December 10, 2017, Cambiemos will increase its representation in the National Congress by 9 senators (holding in the aggregate 24 of a total of 72 seats in the Senate) and by 21 members of the Chamber of Deputies (holding in the aggregate 107 of a total of 257 seats in such Chamber).

THE ARGENTINE ECONOMY

Macri Administration

Financial policy. As of March 31, 2017, the outstanding principal amount of Untendered Debt that was not subject to a settlement agreement totaled approximately U.S.$1.31 billion, of which the outstanding principal amount of foreign law governed Untendered Debt that was not subject to a settlement agreement and was not time-barred (in the Republic’s understanding) totaled approximately U.S.$751 million. Since March 31, 2017, the Republic has reached settlement agreements with holders of approximately an additional U.S.$92 million in principal amount of foreign law governed Untendered Debt.

Poverty

In March 2017, the INDEC resumed the publication of its semiannual series on poverty and extreme poverty rates. According to the INDEC, in September 2017, the cost of an essential food basket for households totaled Ps.6,332.62 and the cost of an essential goods and services basket for households totaled Ps.15,451.58.

According to the INDEC, the unemployment rate in the second quarter of 2017 stood at 8.7%, which represents a 0.5 percentage point decrease from the previous quarter. The activity rate in that period (which is the percentage of employed individuals plus unemployed individuals over total population) was 45.4%, 0.1 percentage point lower than the previous quarter. In the second quarter of 2017, the unemployment rate in the Greater Buenos Aires metropolitan region was 10.0%, the highest unemployment rate in the country.

Income Distribution

In the six-month period ended June 30, 2017, the bottom 40% of the population of Argentina, in terms of annual income, contributed to 14.8% of the total national income, 0.6 percentage point above the previous quarter. During the same period, the top 20% of the population of Argentina, in terms of annual income, contributed to 46.8% of the total national income, a decrease of 0.9 percentage point from the previous quarter, and the top 10% of the population, accounted for 30.5% of the total national income, a decrease of 0.4 percentage point over the previous quarter.

DEFINED TERMS AND CERTAIN CONVENTIONS

Exchange Rates and Exchange Controls

Exchange Rates

The following table sets forth the annual high, low, average and period-end “reference” exchange rates for the periods indicated, expressed in pesos per U.S. dollar and not adjusted for inflation. There can be no assurance that the peso will not depreciate or appreciate in the future. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

	Exchange rates(1)
	High	Low	Average(2)	Period end
June 2017	16.599	15.851	16.116	15.999
July 2017	17.764	16.682	17.169	17.670
August 2017	17.783	17.058	17.417	17.365
September 2017	17.611	16.972	17.246	17.318
October 2017(3)	17.512	17.322	17.410	17.446

(1)	Central Bank reference exchange rates (Communication A 3500 of Central Bank).
(2)	Average of daily closing quotes.
(3)	Through October 25, 2017.

Source:    Central Bank.

Currency conversions, including conversions of pesos into U.S. dollars, are included for the convenience of the reader only and should not be construed as a representation that the amounts in question have been, could have been or could be converted into any particular denomination, at any particular rate or at all.

As of October 25, 2017, the peso dollar reference exchange rate was Ps.17.446 to U.S.$1.00.

BALANCE OF PAYMENTS

Recent Trends of Foreign Trade and Balance of Payments

In the nine-month period ended September 30, 2017, the Republic’s trade of goods balance registered a U.S.$5.2 billion deficit.

During this period, exports totaled U.S.$44.0 billion, an increase of 0.7% compared to the same period in 2016. The increase was driven by a 1.3% increase in export prices, and offset by a 0.6% decrease in volume. Exports of fuel and energy grew by 16.8%, of manufactured goods of industrial origin by 10.8%, while exports of manufactured goods of agricultural origin decreased by 1.3% and primary products decreased by 7.9%, compared to the same period in 2016.

In the nine-month period ended September 30, 2017, imports totaled U.S.$49.2 billion, a 17.7% increase from U.S.$41.8 billion during the same period in 2016. The increase was primarily driven by an increase in imports of capital goods (26%), passenger motor vehicles (43.1%) and intermediate goods (11.7%), consumer goods (18.3%), parts and accessories (11.7%), fuels and lubricants (7.3%) and others (42.7%).

In the six-month period ended June 30, 2017, the Republic’s current account deficit increased by 67.2% to U.S.$12.9 billion, from U.S.$7.7 billion in the same period of 2016. This current account deficit increase was mainly due to a deficit in the trade balance of goods and services of U.S.$6.5 billion, and a net loss of primary income of U.S.$6.9 billion, which was only partially offset by a net gain of secondary income of U.S.$540.0 million.

In the six-month period ended June 30, 2017, the Republic’s capital account surplus decreased by 60% to U.S.$47 million, from U.S.$118 million in the same period of 2016. This surplus decrease was mainly due to a decrease in capital inflows.

In the six-month period ended June 30, 2017, the Republic incurred net external indebtedness totaling U.S.$12.8 billion, an increase of U.S.$5.2 billion, as compared to the first six-month period of 2016.

In the six-month period ended June 30, 2017, the Republic’s financial account registered a net increase of 55.7% to U.S.$12.6 billion, from U.S.$8.1 billion in the same period of 2016. This net increase was mainly attributable to the net issuance of indebtedness of U.S.$27.6 billion, which was partially offset by the net repurchase of financial assets (mainly reserve assets) of U.S.$14.7 billion.

The indebtedness comprised U.S.$18 billion in securities issued by the General Government, U.S.$2.1 billion in securities issued by other sectors, including public and private financial entities and non-financial private sector entities, and U.S.$4.0 billion in securities issued by deposit collecting entities, which was partially offset by an increase in net inflows to the Central Bank of U.S.$7.4 billion.

In the first six-month period ended June 30, 2017, the Central Bank’s international reserves increased by U.S.$8.1 billion, (including gains of U.S.$552 million resulting from nominal exchange rate fluctuations).

As of October 23, 2017, the Central Bank’s international reserves totaled U.S.$51.9 billion, compared to U.S.$38.8 billion as of December 31, 2016.

MONETARY SYSTEM

Inflation

Inflation rates for January, February, March, April and May 2017 published by the INDEC using the 2016 CPI methodology stood at 1.3%, 2.5%, 2.4%, 2.6% and 1.3%, respectively, whilst the inflation rate for June, July, August and September 2017 published by the INDEC using the National CPI methodology stood at 1.2%, 1.7%, 1.4% and 1.9%, respectively. For the period of January through September, accumulated inflation using the National CPI stood at 17.6%. See “Recent Developments—INDEC—Certain Methodologies—Inflation” in the 2016 Annual Report as amended.

PUBLIC SECTOR DEBT

Foreign Currency-Denominated Debt in 2017

Between January 1 and September 30, 2017, the Republic issued foreign currency-denominated debt in an aggregate principal amount of U.S.$24.6 billion, consisting of U.S. Dollar-denominated bonds maturing between 2022 and 2117 for an aggregate principal amount of U.S.$9.75 billion, BONARs of several series maturing between 2020 and 2037 for an aggregate principal amount of U.S.$14.9 billion and CHF 400 million Bond due 2020. Of the U.S.$14.9 billion BONARs issued, U.S.$10.5 billion BONARs due 2024 were issued as part of certain transactions entered into by the Republic, granting the Republic the right to cause the cancellation of such BONARs upon the payment by the Republic of the amounts specified thereunder.

Foreign Currency-Denominated Debt Service

The following tables set forth information regarding the Republic’s projected debt service obligations on its performing foreign currency-denominated debt for the currencies and periods indicated:

Projected Performing Foreign Currency-Denominated Public Debt Service by Instrument for Primary Issues between January 1 and June 30, 2017 (1) (in millions of U.S. dollars)

	2017			2018			2019			2020
	Principal	Interest		Principal	Interest		Principal	Interest		Principal	Interest
U.S.$5.625% Bonds due 2022	—	U.S.$	91.4	—	U.S.$	182.8		U.S.$	182.8		U.S.$	182.8
U.S.$6.875% Bonds due 2027	—		128.9	—		257.8	—		257.8	—		257.8
BONAR 20			7.8			7.8			7.8	97.5		7.8
BONAR 25			44.2			88.3			88.3			88.3
BONAR 37			77.0			154.1			154.1			154.1
BIRAD U.S. Dollar 7.125% due 2117			98.0			195.9			195.9			195.9
BONAR 24			459.7			919.4	1,750.5		842.8	1,750.5		689.4

	2021			2022				2023		2024
	Principal	Interest		Principal		Interest		Principal	Interest	Principal	Interest
U.S.$5.625% Bonds due 2022	—	U.S.$	182.8	U.S.$	3,250.00	U.S.$	91.4	—	—	—	—
U.S.$6.875% Bonds due 2027	—		257.8		—		257.8	—	257.8	—	257.8
BONAR 20	—		—		—		—	—	—	—	—
BONAR 25	—		88.3		—		88.3	506.8	88.3	506.8	59.2

	2021			2022				2023		2024
	Principal	Interest		Principal		Interest		Principal	Interest	Principal	Interest
BONAR 37	—		154.1		—		154.1	—	154.1	—	154.1
BIRAD U.S. Dollar 7.125% due 2117			195.9				195.9		195.9		195.9
BONAR 24	1,750.5		535.9		1,750.5		382.4	1,750.5	228.8	1,754.7	76.0

(1)	Preliminary figures.

Source:    INDEC and Ministry of the Treasury.

Projected Performing Foreign Currency-Denominated Public Debt Service by Instrument for Primary Issues between January 1 and June 30, 2017(1) (in millions of CHF)

	2017		2018		2019		2020
	Principal	Interest	Principal	Interest	Principal	Interest	Principal	Interest
CHF 3.375% Bonds due 2020	—	6.8	—	13.5	—	13.5	400.0	13.5

(1)	Preliminary figures.

Source:     INDEC and Ministry of the Treasury.

U.S. Dollar-Denominated Treasury Bills Program

As of September 30, 2017, U.S.$17.5 billion aggregate principal amount of LETES were outstanding, of which U.S.$13.0 billion were held by the private sector.

Local Currency-Denominated Debt in 2017

Between January 1 and September 30, 2017, the Republic issued local currency-denominated bonds for an aggregate principal amount of Ps.253.6 billion, comprised of Ps.11.7 billion BONCER 2021, Ps.83.9 billion floating rate Treasury Bonds due 2019, Ps.12.5 billion fixed rate Treasury Bonds due 2021, Ps.4.5 billion fixed rate Treasury Bonds due 2023, Ps.6.6 billion fixed rate Treasury Bonds due 2026, Ps.30 billion floating rate BONAR due 2022, and Ps.104.4 billion Monetary Policy Rate Treasury Bonds due 2020. In addition, bills were issued for an aggregate amount of Ps. 43.0 billion, the main ones being the issues to ANSES of Ps.35.7 billion and a bill issued to Fondo Fiduciario para la Reconstrucción de Empresas of Ps.4.3 billion.

Legal Proceedings

Individual Litigation in the United States

As of the date of this Amendment, 91 actions involving bonds with a nominal amount of approximately U.S.$577 million were pending in the District Court. Judgments for a total value of approximately U.S.$642 million have been entered in actions involving bonds with a nominal amount of approximately U.S.$349 million.

On September 29, 2016, a creditor filed suit against the Republic in the District Court based on its purported ownership of bonds with a nominal amount of approximately U.S.$5.3 million governed by New York law and bonds with a nominal amount of €1.0 million governed German law. On August 8, 2017, the District Court granted the Republic’s motion to dismiss the complaint. On September 26, 2017, the creditor moved for leave to file an amended complaint. The court’s ruling on the motion is pending.

Class action litigation in the United States

As of the date of this Amendment, of the 15 actions filed against the Republic on behalf of a class of holders of defaulted bonds in the New York District Court, class certification had been granted in 13 of these 15 actions.

On May 27, 2016, the District Court preliminarily approved the settlement agreements reached by the Republic and representatives of nine of these classes. The settlement agreements provided for the payment to class members of an amount equal to 150% of their unpaid principal. See “Public Sector Debt—Legal Proceedings—The Settlement.” After holding fairness hearings, the District Court entered an order approving the settlements on April 27, 2017. On August 23, 2017, the Republic paid U.S.$3.06 million to settle one class action and as a result the class action was dismissed with prejudice on September 27, 2017. The Republic expects that, if the District Court also enters judgments in the eight additional class actions in which the Republic has already entered into court approved settlement agreements, the nominal amount to be settled in these nine class actions will total approximately U.S.$16.2 million.

The Settlement

As of the date of this Amendment, agreements in principle have been executed with holders of approximately 85% of the nominal amount under Untendered Debt outstanding as of December 31, 2015 (including in the calculation claims that the Republic considers time-barred and for which no agreements have been entered into).

Creditors who settled their claims have agreed, upon payment, to dismiss with prejudice all litigation against the Republic, including all enforcement proceedings. As of the date of this Amendment, payments to settling creditors had resulted in the dismissal of claims in the United States for an aggregate nominal amount of approximately U.S.$3.2 billion, plus interest, and the satisfaction of judgments in the amount of approximately U.S.$4.9 billion. In addition, the Republic is currently reviewing executed settlement agreements for the purpose of reconciling those agreements to claims in the District Court, for the purpose of dismissing any and all actions and or judgments where the asserted claims have been settled.

On May 30, 2017, the Republic entered into an agreement in principle with creditors of the Republic holding bonds with a nominal amount of approximately U.S.$92 million, with judgments totaling approximately U.S.$216.7 million.

On July 20, 2016, the Republic published settlement procedures for holders of eligible German law governed bonds implementing the Settlement Proposal for those bonds. As of the date of this Amendment, the Republic has settled with holders of German law governed bonds for a nominal amount of €252.6 million. The Republic is currently working on defining a mechanism that would permit the settlement and cancellation of German law governed bonds that are held in physical form.

Post-settlement litigation in the United States

On September 29, 2016, a creditor filed suit against the Republic in the District Court based on its purported ownership of bonds with a nominal amount of approximately U.S.$5.3 million governed by New York law and bonds with a nominal amount of €1.0 million governed German law. On August 8, 2017, the District Court granted the Republic’s motion to dismiss the complaint. On September 26, 2017, the creditor moved for leave to file an amended complaint. The court’s ruling on the motion is pending.

Beginning in November 2016, creditors of the Republic holding bonds with a nominal value of approximately U.S.$92 million, with judgments totaling approximately U.S.$216.7 million served discovery requests on the Republic and subpoenas on multiple third parties. In May 2017, the Republic reached a settlement agreement with the creditors.

Litigation in Germany

As of the date of this Amendment, final judgments have been entered for a total amount of approximately €161.3 million in principal plus interest and costs in suits brought against the Republic in Germany relating to defaulted bonds, while claims seeking approximately €3.2 million in principal on defaulted debt, plus interest, have been filed in Germany although no final judgment has yet been rendered.

Several bondholders commenced proceedings in Germany seeking to obtain pari passu relief similar to the relief granted by New York Courts. German courts at both the trial and appellate level have declined to grant such relief, although such decisions are subject to further appeals.

Plaintiffs who try to execute on their judgments may not attach assets used for diplomatic or consular purposes, such as bank accounts of the Republic’s embassy and consulates. To the Republic’s knowledge, plaintiffs in Germany have succeeded in attaching monies of the Republic held with paying agents (for the payment of interest on other Government debt). Some creditors have also attached the Republic’s claims against other plaintiffs (i.e., those who withdrew their claims against the Republic or lost their actions in whole or in part), who are liable for the Republic’s costs (statutory attorneys’ fees and, if applicable, court fees) under Germany’s “losing party pays” system, to the extent the amount of such claims had not been set off by those plaintiffs.

Certain plaintiffs have sought recognition of their German judgments in foreign courts, including the United States and Luxembourg.

ICSID Arbitration

Argentina has been a party to arbitration proceedings under the 1965 Convention on the Settlement of Investment Disputes between States and Nationals of Other States (“ICSID Convention”), including as a result of measures implemented in 2001 and 2002 to address Argentina’s economic crisis.

As of this Amendment, there are five final outstanding awards issued by ICSID tribunals against Argentina for an aggregate compensation of U.S.$581 million, a non-final ICSID award against Argentina for a compensation of U.S.$320.8 million, another two ICSID awards against Argentina for an aggregate compensation of U.S.$421.9 million pending annulment requested by Argentina, and an additional award for a compensation of U.S.$13.4 million pending annulment requested by the claimant. There are four ongoing cases against Argentina before ICSID with claims totaling U.S.$1.6 billion, including one case that does not have yet a claim amount. There are five additional cases with claims totaling U.S.$1.0 billion in which the parties agreed to suspend the proceedings pending settlement discussions. A successful completion of these negotiations could lead additional ICSID claimants to withdraw their claims, although the Republic can offer no assurance to this effect.

In October 2013, May 2016 and July 2017, Argentina settled six final awards issued by ICSID tribunals that awarded claims against Argentina for an aggregate compensation of U.S.$719.2 million.

Other Arbitration

Claimants have also filed claims before arbitral tribunals under the rules of the United Nations Commission on International Trade Law (“UNCITRAL”) and under the rules of the International Chamber of Commerce (“ICC”).

As of this Amendment, there is one final outstanding UNCITRAL award against Argentina for a compensation of U.S.$7.4 million and Argentina is seeking the annulment of two additional awards for an aggregate compensation of U.S.$21.6 million. As of such date, there are three ongoing cases against Argentina before UNCITRAL and ICC tribunals with claims totaling U.S.$742 million, including one case with a U.S.$643.4 million claim in which the tribunal had already ruled that it has jurisdiction. There is one additional case with a claim of U.S.$ 168.7 million in which the parties agreed to suspend the proceedings pending settlement discussions.

Other Non-Creditor Litigation in the U.S.

On April 8, 2015, Petersen Energía Inversora, S.A.U. and Petersen Energía, S.A.U. (the “Petersen Entities”) filed a claim against the Republic in relation to the 2012 expropriation of YPF in the District Court.

The Petersen Entities seek compensatory damages (in an amount to be determined) arising out of an alleged breach of the bylaws of YPF by the Republic that allegedly occurred when it expropriated 51% of Class D shares of YPF. In September 2015, the Republic moved to dismiss the complaint, asserting, among other things, that the District Court lacks jurisdiction under the FSIA. On

September 9, 2016, the District Court granted in part and denied in part the Republic’s motion to dismiss plaintiffs’ complaint. The Second Circuit Court of Appeals heard arguments on June 15, 2017. A decision is pending as of the date of this Annual Report.

On November 3, 2016, Eton Park Capital Management, L.P., Eton Park Master Fund, Ltd. and Eton Park fund, L.P. filed a complaint against the Republic seeking compensatory damages (in an amount to be determined) arising out of an alleged breach of the bylaws of YPF by the Republic resulting from the expropriation of 51% of Class D shares of YPF. The case is currently stayed pending a decision by the Second Circuit Court of Appeals in the case brought by the Petersen Entities.